EXHIBIT (a)(1)(K)

SPACEHAB, Inc.
12130 Highway 3, Bldg. 1
Webster, Texas 77598-1504
1.713.558.5000
fax: 1.713.558.5960

FOR IMMEDIATE RELEASE

SPACEHAB COMPLETES EXCHANGE OFFER FOR

ITS 8% CONVERTIBLE SUBORDINATED NOTES DUE 2007 AND

ITS 5.5% SENIOR CONVERTIBLE NOTES DUE 2010

Houston, Texas, October 2, 2007 – SPACEHAB, Incorporated (NASDAQ: SPAB), a leading provider of commercial space services, announced today the completion of its offer to exchange any and all of its outstanding 8% Convertible Subordinated Notes due 2007 (the “Junior Notes”) and any and all of its outstanding 5.5% Senior Convertible Notes due 2010 (the “Senior Notes”). The Exchange Offer expired at 5:00 p.m., New York City time, on October 1, 2007.

For each $1,000 principal amount of outstanding Junior Notes tendered, the holder will receive 74 shares of common stock and 1.2 shares of Series C Convertible Preferred Stock. As of the expiration of the Exchange Offer, approximately $7.4 million in principal amount of Junior Notes, representing approximately 72% of the Junior Notes, had been tendered in exchange for approximately 550,000 shares of common stock and 8,927 shares of Series C Convertible Preferred Stock. The closing of the exchange is expected to take place on October 5, 2007. Following the consummation of the Exchange Offer, approximately $2.9 million of Junior Notes will remain outstanding.

For each $1,000 principal amount of outstanding Senior Notes tendered, the holder will receive 667 shares of common stock and 1 share of Series C Convertible Preferred Stock. As of the expiration of the Exchange Offer, approximately $45.6 million in principal amount of Senior Notes, representing approximately 86% of the Senior Notes, had been tendered in exchange for approximately 30.4 million shares of common stock and 45,622 shares of Series C Convertible Preferred Stock. The closing of the exchange is expected to take place on October 5, 2007. Following the consummation of the Exchange Offer, approximately $7.3 million of Senior Notes will remain outstanding.

In tendering their Senior Notes, the holders of greater than a majority of the principal amount of the Senior Notes have also consented to certain amendments to the indenture governing the Senior Notes, which will eliminate substantially all of the indenture’s restrictive covenants.

About SPACEHAB, Incorporated

Incorporated in 1984, SPACEHAB is a leading provider of commercial space products and services to NASA, international space agencies and universities, the Department of Defense, and private customers worldwide. The Company offers end-to-end space access solutions, space systems development, mission integration and pre-launch processing facilities and services, and large-scale government program support services.

The statements in this document may contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, trends, and uncertainties that could cause actual results to be materially different from the forward-looking statements. These factors include, but are not limited to, the Company’s ability to successfully consummate the exchange offer and consent solicitation, the Company’s ability to raise substantial capital to repay outstanding notes and fund operations, continued government support and funding for key space programs, product performance and market acceptance of products and services, as well as other risk factors and business considerations described in the Company’s Securities & Exchange Commission filings including the annual report on Form 10-K. Any forward-looking statements in this document should be evaluated in light of these important risk factors. The Company assumes no obligation to update these forward-looking statements.

FOR MORE INFORMATION:

Brian K. Harrington

Sr. Vice President and Chief Financial Officer

SPACEHAB, Inc.

713.558.5326

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